

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 23, 2007

By US Mail and Facsimile

Ms. Alice Murphy
Chief Financial Officer
Aber Diamond Corporation
PO Box 4569, Station A
Toronto, ON, Canada M5W 4T9

>   **Re: Aber Diamond Corporation**
>   **Form 40-F for the Fiscal Year Ended 1/31/06**
>   **Filed May 1, 2006**
>   **File No. 0-17227**

Dear Ms. Murphy:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Alice Murphy
Aber Diamond Corporation
January 23, 2007
Page 2

Form 40-F for the Fiscal Year Ended January 31, 2006

General

1.   We note that you incorporated by reference the audited annual financial
statements and management's discussion and analysis for the fiscal year ended
January 31, 2006, which were previously included in the Form 6-K that you
submitted on April 28, 2006.

Under General Instructions (B)(5) to Form 40-F, if you incorporate by reference
any information not previously filed with the Commission, such information must
be attached as an exhibit and filed with this Form.

As the Form 6-K is regarded as a furnished document, rather than a filed
document, you will need to amend your Form 40-F to attach the audited annual
financial statements and management's discussion and analysis as exhibits.
Please revise accordingly.

Form 6-K, dated April 28, 2006

Disclosure Controls, page 21

2.   You state that you evaluated the effectiveness of the design and operation of your
disclosure controls and procedures "as of the period" covered by the report.
Please revise to clarify whether the evaluation was conducted as of the *end* of the
period, as would be required to comply with General Instruction B(6)(b) of Form
40-F.

Financial Statements

Note 2 – Significant Accounting Policies, page 35

3.   You state that the costs of deferred mineral properties from which there is
production are amortized using the unit-of-production method based upon
estimated proven and probable reserves. Please revise your disclosure under Note
22(c) to explain how the reserves used for U.S. GAAP amortization compare to
the reserves you have reported under the Canadian guidelines, and to indicate
whether you believe the reserves utilized in the U.S. GAAP accounting meet the
definitional guidance of Industry Guide 7.

Note 11 – Promissory Note, page 44

4.   We note that you recorded repayment of the promissory note incurred in
        conjunction with your April 2004 acquisition of a 51% interest in Harry Winston,
        amounting to $51 million, as an investing activity in your Statement of Cash
        Flows for the year ended January 31, 2006. Although the guidance in paragraph
        17(c) of SFAS 95 requires payments made to acquire property, plant and
        equipment in close proximity to the acquisition date to be reported as investing
        activities, the language in footnote 6 of that Standard clarifies that when incurring
        directly related debt to the seller, subsequent payments of principal should be
        reported as financing cash outflows. As there does not appear to be a difference
        between Canadian and US GAAP in this area, you may need to correct both the
        Canadian and U.S. GAAP reporting to reflect the repayment of the promissory
        note as a financing activity in the Statement of Cash Flow.

Note 17 – Other Income, page 51

5.   We note that you recorded for the year ended January 31, 2005 other income of
        $7 million for funds received from Tiffany to remove certain restrictions on the
        resale of Aber shares. As the proceeds were relating to an equity transaction, tell
        us why you classified that as income rather than a credit to additional paid in
        capital.

Note 22 – Differences between Canadian and US GAAP, page 55

6.   We note your disclosure in point (a) on page 56, explaining that upon
        commencement of commercial production, certain mineral property costs were
        reclassified to capital assets and inventory, for both Canadian and U.S. GAAP
        purposes. Please disclose how you reported these costs prior to the
        reclassification. Tell us the authoritative literature you have relied upon in
        making your reclassification.

7.   We note your disclosure in point (b) on page 56, stating that for U.S. GAAP
        purposes, commercial production commenced as of February 1, 2003 and,
        therefore, the US dollar became your functional currency as of that date.
        However, you also state that commercial production commenced on August 1,
        2003 for Canadian GAAP purposes. The guidance in paragraph 5 of SFAS 52
        defines functional currency as the currency of the primary economic environment
        in which an entity operates. Please disclose how you came to the view of having
        two separate dates for commencement of commercial production and
        determination of functional currency.

8.   We note that amortization expense of deferred mineral property is higher for U.S.
        GAAP purposes in your fiscal year ending January 31, 2004 as a result of using
        different dates used for the commencement of commercial production, between
        U.S. and Canadian GAAP. Please explain to us why amortization expense is
        higher and how it relates to the different dates used for commercial production.

9.   Please disclose the reasons for the differences between U.S. and Canadian GAAP
        depicted in your table on page 55 for long-term debt and future income tax
        liability.

Certifications

10.   We note that your certifications do not include any assertion about internal control
        over financial reporting. Please amend to include the certification exactly as set
        forth in General Instruction B(6)(a)(1) of Form 40-F.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief